Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 31 DATED JULY 24, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated December 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Fundrise Development eREIT, LLC (the “Company”) was recently paid back in full from its preferred equity investment in Kingsland Heights, a 96-unit single family rental community located in Brookshire, TX, delivering the Company an approximately 9% annualized gross return.

Asset Summary

Location	Brookshire, TX
Asset Type	Build-for-rent
Strategy	Fixed Income
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise Real Estate Interval Fund, LLC

Following the asset disposition disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Build-for-rent	15%
Creative office	20%
Industrial	5%
Multifamily	15%
Other	45%

Fund Breakdown by Strategy

Category	Approximate Percent
Value Add	56%
Opportunistic	44%